LETTERHEAD KONINKLIJKE PHILIPS ELECTRONICS N.V.
PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
December 21, 2006
Cecilia D. Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE: Koninklijke Philips Electronics N.V. – Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-05146-01)
Dear Ms. Blye:
Thank you for your letter dated November 16, 2006 setting forth requests for supplemental information relating to the Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips” or the “Company”), filed with the Commission on February 13, 2006, and to our Response Letter dated October 19, 2006 submitted in response to your letter dated March 16, 2006.
Philips’ responses to your comments are set forth below. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Philips’ responses immediately following each numbered comment.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclose in response to Staff comments in the Reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General
1.	We note your reference to U.S. policies approving sales of medical products and the statement that such sales should not carry the reputational risk of other products, “such as dual use items or other products that are barred by either the OFAC sanctions or the EAR”. Please note that medical products may incorporate technology that presents dual-use concerns. Please expand your description of the nature of your product sales, including but not limited to medical product sales, to address whether, to the best of your knowledge and belief, any of your products sold into the referenced countries incorporate any dual-use items or technology. If, to the best of your knowledge and belief, none of your products sold in connection with your operations described in your October 19 letter include dual-use items or technology, please so state. To the extent your response identifies dual-use items or technology, please also expand your qualitative materiality analysis to address such sales.
Response:
It is OFAC and BIS policy to require medical equipment to be classified as EAR99 as a prerequisite to issuing export licenses under TSRA. Some of the medical equipment that Philips Medical Systems sells into the referenced countries incorporates dual-use components, but under the terms of EAR 770.2(b)(1), the individual component parts that are physically incorporated into the machine or equipment do not require a license. The license or general exception under which the complete machine or unit of equipment is exported will also cover its component parts, provided that the parts are normal and usual components of the machine or equipment being exported, or that the physical incorporation is not used as a device to evade the requirement for a license.
Our medical equipment is classified as EAR99 according to the Export Administration Regulations.
We also take care in servicing of medical equipment either to comply with the strict one-for-one replacement requirements of License Exception RPL, set forth in EAR 740.10 and 746.2(a)(1)(v) and 31 C.F.R. 515.533(a)(1), or to obtain the required licenses to supply replacement items. Such licenses have conditions intended to ensure that dual-use components are only used as components in the medical equipment and are not diverted to other applications. This way of treating service components comports with long established U.S. Government policy for such components.
Given that all dual-use items are incorporated into medical equipment that is sold under a Commerce Department license or an exception to Commerce’s licensing regulations, Philips does not believe that these sales would likely adversely affect its reputation or would otherwise be material from a qualitative standpoint.
As stated in our October 19 letter, the other divisions of Philips did not ship dual-use items to Cuba, Iran, or Syria during the period 2003, 2004, 2005.

2.	Please confirm that your qualitative materiality analysis takes into account the broadened Iran sanctions adopted in the Iran Freedom Support Act signed in September 2006, or expand your analysis to address the effect, if any, that you believe the broadened sanctions may have on your sales to and contacts with Iran.
Response:
We have reviewed the broadened sanctions contained in the Iran Freedom Support Act carefully and have concluded that they will not have any additional effect on our sales to and contacts with Iran. Given our product portfolio in Lighting, Consumer Electronics, Domestic Appliances and Personal care and Medical Systems, Philips does not provide goods, services, technology, or other items that would contribute materially to helping Iran acquire or develop chemical, biological or nuclear weapons or related technologies or destabilizing numbers and types of advanced conventional weapons. We also do not invest in Iran’s petroleum, petroleum by-product, and natural gas industries. As noted in our October 19 letter, the Semiconductors product division did not sell any products or services in or into, or derive revenues from, Cuba, Iran and Syria during the years 2003, 2004 and 2005.
3.	We note the statement that you have several local distributors in Iran and Syria. Please tell us, to the best of your knowledge and belief, whether the governments of these countries or entities controlled by them receive financing or act as intermediaries in connection with your sales into or contacts with such countries.
Response:
To the best of our knowledge and belief, neither the governments of Iran or Syria nor entities controlled by either of these governments receive financing or act as intermediaries in connection with our sales into or contacts with these countries.
Certain of our sales in these countries are made through agents and distributors to governmental ministries of health. The sales in such cases are pre-approved through the export license protocol. Financing is managed by those governmental entities and not by Philips. As indicated in our response of October 19, 2006, Philips’ sales in Iran and Syria are not significant.
4.	We note your description of product sales into Venezuela purchased through Cimex Corporation of Cuba. Please tell us whether, to the best of your knowledge and belief, any of the products that you deliver to Venezuela are later sold or delivered to Cuba. To the extent you know or believe that your medical products are indirectly sold to Cuba through Venezuela, please expand your quantitative and qualitative materiality analysis to address such contacts.
Response:
     At the time of export to Venezuela, our understanding was that all items were to be used in Venezuela by the Ministry of Health.

[CONFIDENTIAL INFORMATION IN RESPONSE TO THIS COMMENT HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
* * *
Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 20 59 77 241. Our fax number is (011) (31) 20 59 77 150. We are available to discuss any of the foregoing with you at your convenience.

Very truly yours, _________________________________
/s/ E.P. Coutinho General Secretary and Chief Legal Officer

cc: James Lopez
      (Securities and Exchange Commission)

      Gerard Ruizendaal
      Wolter Boerman
      Albert Verdam
      (Koninklijke Philips Electronics N.V.)

      Andrew D. Soussloff
      John O’Connor
      (Sullivan & Cromwell LLP)